December 16, 2024 United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Re: Schneider National, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed February 23, 2024 File No. 001-38054 To the SEC Division of Corporation Finance Staff: On behalf of Schneider National, Inc. (the “Company”), I am providing the response that follows to the comment letter dated December 2, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K (the “Form 10-K”). To assist the Staff review, I have included the text of the Staff’s comment below in bold type. Comment: Form 10-K for the fiscal year ended December 31, 2023 Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Non-GAAP Financial Measures, page 28 1. We note your presentation and reconciliation of the adjusted total operating expenses measure on page 30, and your use of the measure in calculating the adjusted operating ratio. Given the adjustments and resulting composition of your adjusted total operating expenses measure, it appears that you should identify the measure as a non-GAAP measure, as defined in Item 10(e)(2) of Regulation S-K. Please also disclose how you regard the utility of the non-GAAP measure and the resulting adjusted operating ratio and explain why you believe these provide useful information to investors, to comply with Item 10(e)(1)(i)(C) of Regulation S-K. Please submit the revisions that you propose to address these concerns. Response: We acknowledge your position that adjusted total operating expenses should be identified as a non-GAAP measure as defined in Item 10(e)(2) of Regulation S-K and will specifically identify “adjusted total operating expenses, net of fuel surcharge revenues” as a non-GAAP measure prospectively along with our other non-GAAP measures, and as such, we will rename “adjusted total operating expenses” as “adjusted total operating expenses, net of fuel surcharge revenues”. Although management reviews adjusted total operating expenses, net of fuel surcharge revenues, it analyzes this metric primarily as a component of adjusted operating ratio. In response to the second portion of this comment, we believe that the adjusted operating ratio is useful to investors as it provides supplemental information about our business operations, and presentation is consistent with prior filings. The Company has used this measure internally prior to our Initial Public Offering (“IPO”) in 2017, and it was included in our S-1 filing.

The reconciliation on page 30 removes fuel surcharge revenues from both revenues and total operating expenses to isolate the impact of fuel surcharge revenues on the adjusted operating ratio (a like-for-like comparison) with no impact to adjusted operating earnings. We believe it is important to consider our operating ratio on both a GAAP and non-GAAP basis. On a non-GAAP basis, we use revenues (excluding fuel surcharge) as the denominator because fuel surcharge revenues can be volatile and generally is driven by external factors that are independent of other, more relevant factors affecting our results of operations and our industry. We deduct revenues (excluding fuel surcharge) from the numerator of our adjusted operating ratio to enable a like- for-like comparison against revenues (excluding fuel surcharge). We believe that excluding revenues (excluding fuel surcharge) from the numerator is more appropriate than excluding the fuel and fuel taxes expense line item. By removing fuel surcharge revenues not directly related to our core business, we are removing the effects of fuel price volatility and providing a clear view of our revenue and expense efficiency driven by actions within the Company’s control around fuel purchasing and fuel efficiency programs. Changes to our adjusted operating ratio would lead us to assess the need to update prices or control costs to restore margins independent of the impacts from fuel prices. In addition, the practice of excluding fuel surcharge revenues from both the numerator and denominator of the adjusted operating ratio is widely recognized and used in our industry by analysts, investors, and our competitors. Computing the adjusted operating ratio in this way helps us compare our operational efficiency to our competitors’ and provides investors and analysts with information that is useful in comparing us against those competitors. Proposed revision: As noted above, we will update the naming convention of the non-GAAP measure “adjusted total operating expenses” to “adjusted total operating expenses, net of fuel surcharge revenues,” to better clarify the measure. We also would propose to update our Adjusted Operating Ratio reconciliation table and add a footnote to the table in future filings to document more specifically what information the adjusted total operating expenses, net of fuel surcharge revenues conveys, as well as enhance the non-GAAP purpose and use disclosure on page 28 prospectively. The proposed revisions to the Adjusted Operating Ratio reconciliation table would appear as follows:

2. We note that your reconciliation of total operating expenses to adjusted total operating expenses on page 30, includes an adjustment to reduce expenses by the amount of fuel surcharge revenues, although without any explanation or rationale. We see that you have disclosure in the third point of the lower section on page 31 indicating a significant portion of fuel costs are recovered through your fuel surcharge programs, although it appears that your adjustment for 2023 exceeds the total costs of fuel and fuel taxes reported on page 43. In other words, your adjustment for this period would appear to have the effect of not only eliminating all of the fuel and fuel taxes expense from your non-GAAP measure, but also of further reducing other operating expenses, having no apparent relation to the revenue, by the excess. Tell us why you believe it is appropriate to reduce operating expenses in your compilation of the non-GAAP measure by any portion of revenues, considering the distinct and differing characteristics of expenses and revenues, and that adjusted total operating expenses does not appear to constitute a performance measure. Response: Respectfully, we believe it is appropriate to remove the effects of fuel surcharge revenues to provide useful supplemental information that reflects our core operating performance. As we disclose on page 28 in relation to revenues (excluding fuel surcharge), “we believe the measure is useful to investors because it isolates volume, price, and cost changes directly related to industry demand and the way we operate our business from the external factor of fluctuating fuel prices and the programs we have in place to manage such fluctuations." Our fuel surcharge programs are not a one-for one passthrough of fuel and fuel tax costs, thus it has an impact on our gross margin and operating ratio (presented on a GAAP basis) which can be either negative or positive depending on fuel prices paid in relation to the U. S. Department of Energy ("DOE") rates, as described in greater detail in our response to Question 3 below. Operational fuel cost impacts such as miles driven and miles per gallon are not removed for purposes of determining adjusted total operating expenses and adjusted operating ratio which are critical components of fuel expense and the Company's assessment of operational performance.

The reconciliation on page 30 removes fuel surcharge revenues from both revenues and total operating expenses to isolate the impact of fuel surcharge revenues on the adjusted operating ratio (a like-for-like comparison) with no impact to adjusted operating earnings, giving our investors clear insight into the efficiency of our core business operations surrounding fuel purchasing and fuel efficiency programs. Fuel surcharge revenues are excluded in computing the adjusted operating ratio by many companies within the industry; removing this effect allows a more direct comparison for investors and other users of our financial statements. Fuel surcharge can be volatile, and due to this volatility, primarily as a result of factors outside of the Company's control, we believe adjusting for the impact with the calculation of adjusted operating ratio provides management and investors an effective way to assess operating efficiency. Further, the adjusted operating ratio is the primary metric utilized by the Company to assess financial performance.

3. With regard to your fuel surcharge programs, please clarify the extent to which the programs are designed to recoup both fuel costs and fuel taxes, in relation to the totals, and whether all similar expenses are presented on the single line item that is apparent on page 43. However, if any fuel costs and fuel taxes have been allocated among the other line items, please identify the specific line items, describe the basis for your allocations, and quantify the amounts therein presented for each period.

Response:
We acknowledge your request for additional information and clarification and provide the following details. Our fuel surcharge revenues are designed to offset the impact of fluctuations in diesel fuel prices and fuel taxes, and a portion (or, under certain circumstances as described below, an excess) of our fuel costs and related taxes are recovered through our fuel surcharge programs. In general, the fuel surcharge is based on the DOE rates for average diesel fuel price per gallon. Customers have unique, agreed upon terms that can lead to volatility at the consolidated Company level. Typical fuel surcharge programs involve a computation based on the change in national or regional fuel prices, or lane specific fuel prices for customers utilizing third party vendors, and can vary by segment. Also, due to a lag in the DOE rates, in times of falling fuel prices, the rate per gallon for the fuel surcharge may exceed the cost including taxes, leading to an adjustment where the fuel surcharge revenues exceed corresponding fuel costs and related taxes. Conversely, in times of rising fuel prices, our fuel surcharge may not cover all our fuel cost including taxes. Fuel and fuel tax expenses are reported in "Fuel and fuel taxes," on our Consolidated Statements of Comprehensive Income on page 43.

If you have any questions or require further information concerning the foregoing response, please feel free to contact me at (920)357-2558, campbelld5@schneider.com or Shelly Dumas-Magnin at (920) 357- 2803, dumas-magnins@schneider.com.

Sincerely,

Darrell Campbell
Chief Financial Officer
Schneider National, Inc.

cc: Shelly Dumas-Magnin
Thomas Jackson

www.schneider.com
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